Filed by: V.I. Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Panacos Pharmaceuticals, Inc.

Exchange Act File No. 000-24241

Notice to Shareholders

VITEX has filed a Registration Statement on Form S-4 in connection with the merger, and VITEX and Panacos have mailed a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about VITEX, Panacos, the merger and related matters. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling VITEX Investor Relations at 617-926-1551.

VITEX and Panacos, and their respective directors, executive officers and certain members of management and employees will be soliciting proxies from VITEX and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that VITEX’s and Panacos’ directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

The following is a copy of the script of the presentation made by V.I. Technologies, Inc. on March 1, 2005 in New York City at the Leerink Swann & Company/MEDACorp Inaugural Health Care Conference and at the SunTrust Robinson Humphrey “Off The Cuff” Therapeutics Conference.

SunTrust Robinson Humphrey Conference March 1, 2005

Vitex/Panacos - Samuel Ackerman

Moderator: We’re pleased to have with us today representatives from V.I. Technologies. We have Dr. Samuel Ackerman; Chairman and Chief Scientific Officer, as well we have John Barr; President and CEO, and Graham Allaway; Chief Operating Officer of Panacos Pharmaceuticals. Vitex develops innovative biotechnology based products designed to improve the safety of the blood supply. With that, I’ll turn it over to Dr. Ackerman.

Samuel Ackerman: Thank you very much, and good morning; it’s a pleasure to be here. First, I’d like to direct your attention to the Safe Harbor Statement, which I won’t read, but we’ll direct you to our SEC filings for complete information on Panacos and Vitex programs. Vitex today stands at a key point in its history, poised to create a dynamic new leader in anti-infective products as we complete our merger with Panacos Pharmaceuticals. Panacos Pharmaceuticals is a company that for several years has concentrated on developing innovative products for HIV and other serious infections, based on novel steps in the viral life cycle. I’ll focus today on the Panacos technology and show you why we think it’s such an exciting addition to Vitex, and how we plan to create a major new anti-infectives company.

The lead Panacos product, designated PA-457 is currently in Phase II clinical trials and we believe has the potential to become a major new product in HIV therapy. It is directed against the major clinical problem today in HIV treatment, and the primary reason for failure of HIV therapy, which is viral drug resistance. As you’ll see, we have a very talented and experienced management team and the commercial and competitive positioning of the new combined company is strong.

The merger between Vitex and Panacos is structured as an all equity transaction. Coincident with the closing of the merger, we intend to close a $20 million pipe financing led by Great Point Partners, and shortly thereafter, a shareholder rights offering, which will offer to Vitex shareholders the opportunity to invest in a new company under the same terms as the PIPE investors, to a maximum $5.5 million. Taken together, the proceeds from these financings will fund the new combined company through this year and into next year, most importantly, past several major product development and milestones. Both companies have scheduled shareholder meetings for March 10, and we anticipate the closing of the merger shortly afterwards pending shareholder approval.

The combined company will continue to focus in the area of anti-infective therapeutics for several principal reasons. First, the worldwide need for anti-infective products is very large. Antiviral products today, by and large in many respects, are where antibiotic products were 50 to 60 years ago; the promise is clear, inroads have been made in specific areas, and yet major areas of medical needs remain unmet. The worldwide HIV markets approximate $6 billion and is growing at 10% to 12% per year. Markets for other major antiviral opportunities such as Hepatitis C, respiratory syncytial virus and others, remain to be determined, but will certainly be very large.

The drug development fundamentals for anti-infective therapeutics are basically advantageous in a number of important ways, most notably we have the possibility of very early clinical validation;

that is proof of clinical principal, soon after the drug enters the clinical pathway. As you’ll see, we’ve used this to good advantage with PA-457. Finally, even where novel anti-virals are available, as in the case of HIV therapy today, the emergence of drug resistance makes continued innovation a requirement. And this is precisely the area of expertise of Panacos Pharmaceuticals, which concentrates on developing products targeted to novel steps in the viral life cycle, thus ensuring activity not only against wild type, strains of virus, but against drug resistant virus as well.

This is the magnitude of the problem of drug resistance currently for HIV. Among the 350,000 or so patients treated for HIV in the US each year, recent estimates suggest between two-thirds and 80% harbor drug resistant virus. The trend is continuing to worsen. As highlighted by recent events in New York City, it is becoming increasingly common for patients even before treated, on presentation with the illness, to have multiply resistant virus. PA-457, the lead Panacos product, is the first in a new class of HIV drugs, discovered by Panacos scientists called maturation inhibitors. Working by an entirely novel mechanism, these drugs are potent against both drug-sensitive and drug-resistant strains of the virus. Unlike conventional classes of anti-HIV drugs, which generally work by blocking the reverse transcriptase or protease enzymes; in the middle stages of viral replication, PA-457 acts at the end of that viral life cycle to block the final step resulting in the release of non-infectious HIV from infected cells, thus interrupting the cycle of HIV infection.

Importantly, PA-457 is synergistic with existing classes of HIV compounds, making it possible to administer, we believe, advantageously in combination therapy, which is the way other HIV therapeutics are administered today. In addition, it can be administered once a day as an oral drug, which is a key for long-term compliance. These attributes, among others, make it possible to develop PA-457 for potential use in a very broad spectrum of HIV infected patients including not only treatment experienced patients, but also in patients who have not yet been treated. The commercial potential for a drug with this profile is generally recognized to be in the vicinity of $500 million to $1 billion.

We initiated the clinical trial program for PA-457 approximately a year ago, and have completed to date 3 clinical trials; 2 Phase I studies and 1 Phase I/II study. The intent of the Phase I studies was to show the safety of the product, and to determine the uptake into the bloodstream following oral administration. The purpose of the Phase I/II trial was to determine whether we could observe an anti-viral effect - a reduction in the amount of HIV virus in the blood following a single dose of PA-457. A Phase IIa study is currently ongoing, as I’ll describe in a moment.

These are some key results in the Phase I program. In the slide, the four bars to left hand side of the slide (labeled single daily dose) are the blood levels of PA-457 that occur following administration of a single dose of the drug in amount of either 25, 50, 100 or 250 milligrams to uninfected volunteer subjects. Following administration of a single dose of PA-457, the amount of PA-457 in the blood was determined at various times and compared to the target concentration shown as the dashed line at the bottom of the slide, which we have estimated as the concentration that we need to achieve in the blood in order to have a significant therapeutic viral effect. As you can see, at all doses of the drug, including the lowest, the concentration of PA-457 following dosing, the so-called Cmax exceeded or met the target concentration. As importantly, 24 hours after a single dose, the concentration of product in the bloodstream still exceeded the target concentration in 3 of the 4 dose groups, all but the lowest dose group. This is very important and indicated to us immediately that the drug would be suitable for once a day administration. Now, if the drug is given in multiple daily doses as is shown in the pair of bars in the far right hand side of the slide, in which 10 daily doses were administered, the blood levels achieved are higher still, and in this instance, as represented by our Phase Ib study results, we achieved in the dark bars, concentrations in the range of 15 to 20 times the target concentration. High levels of drug in the blood are particularly significant for drugs such as PA-457 since they often predict anti-viral effectiveness and so we were extremely pleased to see these very high drug levels. Safety of the drug was excellent, it was very well tolerated, with no signs of significant adverse events related to administration of the drug. So in summary, our Phase I studies showed that it was possible to administer PA-457 once a day orally, and doing so could result in extremely high drug levels predicted to be therapeutic and that no apparent toxicity was seen.

We went on to a Phase I/II study, a study which a single oral dose of PA-457 either 75, 150, or 250 milligram doses, or placebo, was given to groups of HIV-infected individuals to determine whether following a single dose, we could observe an anti-viral effect; that is a reduction in the amount of viral load in the patient’s bloodstream. These individuals were off all other HIV therapy, so any effect on the viral load would be attributable to the effect of PA-457. Obviously a single dose of PA-457 is much less than we would intend to give in actual practice, but our logic was that if we could detect an anti-viral effect after only a single dose, we’d be quite confident about seeing a marked reduction in HIV viral load in the blood following multiple doses. We looked at this data in a variety of ways, and this is one example, in which we asked the question, “How many patients in each group showed an anti-viral effect, that is, a reduction in the amount of virus or viral load, following a single dose of PA-457?” What you can see from the slide is that in the 2 higher dose levels, 8 out of 12 patients, the majority, responded with a 0.3 log reduction in the amount of HIV in the blood. HIV is traditionally quantitated on a logarithmic scale in which point 0.3 logs represents approximately a 50% decrease in the amount of virus in the blood. A majority of patients showed such a decrease after only a single dose of PA-457. In comparison, 2 patients out of 6 in the low dose group showed a response, and one patient in the placebo group did as well, likely due to spontaneous variations in the amount of virus in this type of study.

If we increase the stringency of the test, and require that patients achieve a 0,5 log reduction or approximately a 70% lowering of the amount of HIV virus in the blood, almost half, 5 of 12 patients in the higher dose show such a response compared to no patients in the placebo group and no patients in the low dose group, clearly evidencing an anti-viral effect. Another way that we look at the data, shown on the following slide, in which the mean or average viral load reduction was examined in each group at various times after the single dose out to 20 days following dosing. There are 3 curves in the slide, the upper one in black, shows that the placebo patients at no time during the 20 days of follow up show a decrease in amount of HIV virus in the blood. In contrast, patients in both the 150 milligram group and the 250 milligram group showed reductions in HIV in the blood which were statistically, significantly different from placebo at multiple times following dosing, again, evidencing the drug related effect.

Finally, there were two subjects in the study, one in each of the two higher dose groups, who entered the study with a viral strain that was resistant to conventional classes of anti-viral drugs, in fact, among the two patients, all three classes were represented with drug resistance. In contrast to the placebo, which showed no decrease, both of these patients with resistant virus, showed a substantial decrease in the amount of virus in the blood. 0.5 and 0.7 logs indicating that PA-457 is effective against viral strains with resistance to existing classes of drugs. So in summary, the Phase I/II data showed a dose related reductions in viral load, up to 0.7 logs or 80% reduction. Although I haven’t emphasized it, this is similar in potency to studies that have measured reduction in viral load after single doses of several other drugs, most notably, Viread, an approved HIV product. We saw activity against HIV strains that were resistant to all three major classes of existing drugs, and, again, no significant toxicity was seen. These results establish a proof of principle of the activity of PA-457 in HIV infected individuals including patients with drug resistant virus.

We’ve now entered a final Phase IIa study, which we’re conducting in a number of academic sites across the U.S. The study is similar in design to the Phase I/II study I’ve just told you about, except the individuals are receiving 10 once daily doses of PA-457. The purpose of this study is to establish the magnitude of the anti-HIV drug effect in reduction to viral load, following multiple doses of PA-457. The results of this important study are anticipated around the middle of this year. Later in this year, we’ll initiate a Phase IIb study in which PA-457 will be administered together in combination with existing HIV products in HIV infected individuals, the purpose of this study is to set the stage for our Phase III program which is scheduled to begin the following year in 2006.

Finally, assuming completion of our clinical trial program remains on track, we anticipate filing an NDA in the 2007 time frame. Fast track designation has been granted PA-457, which as you know offers a number of advantages in the product approval process.

This slide emphasizes that PA-457 is not Panacos’ only effort in the maturation area, rather Panacos is in the unique position among companies developing HIV products in owning not only the drugs themselves, but also intellectual property to the target itself, as a result of the fact that the target was discovered by scientists. We believe there is the potential for multiple marketed drugs of this class for HIV, similar to the presence of multiple drugs of other classes currently in the market place. As such, we wish to maintain our scientific leadership in this area, and have initiated both second and third generation programs designed to do so.

Now turning from maturation inhibition, I’d like to briefly address another area that Panacos had investigated since its inception, viral fusion inhibition. Viral fusion is the first step in the infection of HIV into mammalian cells, and it is a step in the viral life cycle that has been validated as a drug target by the approved peptide drug Fuzeon. Unlike Fuzeon, Panacos is aiming to discover orally available drugs and thereby achieving mainstream status in this category of drugs. An effective orally available fusion inhibitor has a market potential in the range of maturation inhibitors for the identical reasons. I should add that our program in maturation inhibitors is lead by Dr. Carl Wild, who is a primary inventor of Fuzeon. We have a patented drug discovery program in fusion inhibitors and have now discovered several families of chemical structures that appear to be active. We are in the process of optimizing those and plan to enter the clinic with our first orally available fusion inhibitor in the beginning of 2006.

Because other viruses, including respiratory syncytial virus have as an initial step in viral infection, fusion, with mammalian cells, we’ve been able to leverage our expertise in HIV viral fusion to RSV and other viral diseases, we have a discovery program for RSV.

We thus far have maintained all commercial rights to our products, and plan to engage in partnering discussions following Phase II. We would like to strike the maximum potential deal for our programs while retain co-marketing rights in North America. From a competitive standpoint, we know of no other group involved in developing maturation inhibitors and indeed any such group would need to contend with our strong intellectual property portfolio to do so. We’re also not aware of anyone ahead of us toward achieving clinical entry of an oral HIV fusion inhibitor.

I mentioned the commercial potential of maturation inhibitors. This is just by way of example to show you the first few years of commercial sales for several drugs of conventional classes of anti-HIV therapeutics. Viread, Sustiva, and Kaletra are all representatives of classes of products that have already been approved and as you can see, within two to three years of launch, each of these drugs have received annual revenues exceeding $500 million. For the reasons I’ve talked about, we believe the market potential of PA-457 is in the same range.

So in summary, the Panacos antiviral pipeline consists of PA-457 advancing very nicely through clinical trials, currently in Phase II, an HIV fusion inhibitor anticipated to be in the clinic in the first part of 2006, a follow-on maturation inhibitor potentially into the clinic later next year, and the RSV fusion program in the research phase.

Now, I’d like to turn briefly to Vitex’s INACTINE program, for pathogen inactivation of red blood cells. As you may know, for several years, Vitex has been investigating and developing products, designed to inactivate undetected pathogens in red blood cells, and other blood products. This is an attempt to answer the problem of a seemingly endless number of new viruses, bacteria, and other pathogens that find their way into blood for transfusion and end up in the transfusion recipients.

The Vitex’s technology INACTINE, is a technology by which a small molecule compound is added to red blood cell prior to transfusion and allowed to react with and inactivate viruses, bacteria, parasites, and other pathogens in the red blood cells; following incubation, the chemical is removed from the red cells and the product is ready for transfusion. Vitex successfully completed Phase I and Phase II clinical trials with INACTINE, but has suspended the Phase III program, following identification of immune responses; that is antibody formation to red blood cells, among recipients of transfusions of INACTINE treated red blood cells.

We are currently involved in a pre-clinical research program to determine if there are ways around this, following which we could potentially formulate a plan for reentry to the clinic. However, we have been extremely careful to say, that at the present time it’s difficult to ascertain what the likelihood of success in that endeavor is going to be, nor whether FDA would approve a program we wish to reinitiate. Finally, if the FDA were to agree with such a program, it would also need to be a commercially viable one for us to reinitiate the program.

The leadership of the new combined companies is excellent and I would direct your attention particularly to the scientific expertise brought to the management team by the two founders of Panacos, Dr. Graham Allaway and Dr. Carl Wild. Dr. Wild, as I mentioned is the inventor of Fuzeon. Dr. Allaway, a noted HIV biologist himself in addition to his expertise in pharmaceuticals development, was a developer of a variety of HIV therapeutics and a co-discoverer of the CCR5 co-receptor for HIV, in conjunction with scientists at the Aaron Diamond Center. Dr. David Martin is the head of our development crew, an exceptionally experienced individual in HIV drug development among other therapeutic areas.

To reiterate our accomplishments in the past year in the anti-viral drug development area, we have initiated and completed three clinical trials for PA-457. We’re currently in a Phase IIa study that’s scheduled to be concluded in the first half of this year. We have reported the results of our clinical trials that are important to international meetings, including a meeting at the International AIDS Conference in Bangkok and more recently, last week, in Boston at the Conference on Retroviruses and Opportunistic Infections.

In summary then, the new Vitex is poised, together with Panacos, to create a dynamic new leader in the development of innovative anti-infective therapeutics. We are making good progress on a lead product candidate, PA-457, moving very nicely through the clinic in Phase II, which we believe have the potential to be a major new entry into the area of HIV therapy. The management team is excellent, as is our competitive and commercial position. Thank you very much, we appreciate your attention.

Leerink Swann/MEDACorp Inaugural Health Care Conference

V.I. Technologies, Inc. - Samuel K. Ackerman, M.D.

Moderator: Good afternoon. Welcome to Leerink Swann’s First Annual Healthcare Conference. I’m glad you guys could all make it with the bad weather and everything this morning. Presenting now is V.I. Technologies. I just wanted to make one announcement. If you do have a question during the Q&A session please use a microphone as we’re going by webcast. Our first speaker is Dr. Samuel Ackerman, Chairman and CEO.

Samuel Ackerman: Thank you very much. I’m joined here on the podium by John Barr, current CEO of Vitex, and Graham Allaway, founder and COO of Panacos Pharmaceuticals. It’s nice to be here. Thank you very much.

Let me first direct your attention to the Safe Harbor Statement, which I won’t read the detail, but I will refer you to our SEC filings for additional information on our programs and the Vitex/Panacos merger.

Vitex today sits a critical juncture in the history of the company, at a moment of great opportunity. We are about to close a merger with Panacos Pharmaceuticals that we believe will transform the company into a new leader in the development of anti-infective drug products. I’m going to concentrate on the Panacos programs, which are going to remain a centerpiece of the new, combined company.

Panacos, since its inception, has concentrated on the discovery and development of innovative therapeutics for HIV and other serious viral infections based on targeting novel mechanisms in the viral life cycle. The Panacos lead product, in clinical studies, is for treatment of HIV, PA-457. It works by an entirely novel mechanism and addresses the major problem today in HIV therapy, the emergence of drug-resistant viruses. As we look across the landscape of new approaches to HIV therapy, of novel drugs, we believe that PA-457 ranks with or above most of the other candidates out there. This compound is currently in Phase II and as I’ll show you, we are very excited about it. It’s been moving through the clinical development process extremely well. As I’ll also show you, we have a very talented and experienced management team and a corporate and competitive positioning that is superior.

The Vitex/Panacos merger is structured as an all-equity transaction. At the time of the closing of the merger we’ll also close a $20 million pipe financing, led by Great Point Partners, and shortly thereafter we have planned a shareholder rights offering designed to provide Vitex shareholders with the ability to invest up to $5.5 million at the same price as the PIPE investors. Taken together, proceeds from these two offerings will fund the company through this year and into 2006, past a number of key development milestones.

Both companies have scheduled a shareholder meeting for March 10th, the end of next week, and following shareholder approval, we anticipate rapidly closing the merger.

Following the merger, the new company will continue to invest in anti-infective therapeutics for a number of major reasons. First, the worldwide need is great. Antiviral products today are approximately where antibiotics were in terms of development and use, 50 to 60 years ago: the promise is clear, inroads have been made in specific areas, yet by and large, the bulk of the medical need remains unmet. The market for HIV drugs, as you probably know, is in excess of $6 billion annually and growing at about 10% a year. The markets for important viral conditions such as HCV, Hepatitis C, and respiratory syncytial virus has yet to be exactly quantitated but they’re estimated to be very large.

The fundamentals of drug development for anti-infective therapeutics are inherently advantageous. In particular, it’s possible to know very soon after entering into a clinic whether a candidate compound is clinically active or not. And as I’ll show you today, in under a year we’ve been able to establish proof of principle for PA-457 in the clinic.

Finally, even where antiviral therapeutics are available today, as in HIV, the emergence of viral resistance means that there’s a continued need for innovation and the development of new compounds. And this is exactly the expertise of Panacos, the creation of new drugs utilizing novel mechanisms of action that are effective against both drug-sensitive and drug-resistant strains of virus.

Here’s the magnitude of the problem of drug resistant virus in the case of HIV. Among the approximately 350,000 patients treated each year in the U.S. for HIV, the majority of them, between 2/3 and by some estimates up to 80%, harbor drug-resistant virus. This is a problem that is continuing to grow. Importantly, as dramatized by recent events in New York City, the emergence of viruses among newly diagnosed patients who have yet to be treated is increasingly common, including patients with HIV resistant to multiple drug classes.

PA-457, the lead Panacos product, is the first in a new class of products for HIV called maturation inhibitors that were discovered by Panacos scientists. These drugs act at an entirely novel step in the viral life cycle, and are active and highly potent against both drug-sensitive and drug-resistant HIV. In contrast to most approved therapeutics which act by blocking the viral protease or the reverse transcriptase enzyme in the middle portion of the viral lifecycle, PA-457 and other maturation inhibitors act at the end of the viral lifecycle, causing the HIV-infected cell to release non-infectious virus, and interrupting the cycle of infection.

Among its other important characteristics, PA-457 is synergistic with existing classes of HIV drugs, very important because these drugs are characteristically used in combination to treat HIV infected patients, and the drug can be administered by once-daily, oral administration. This is a key point, because long-term compliance in patients is critical, and this is very favorable in that respect.

These attributes, among others, mean that PA-457 has potential for use across the entire spectrum of HIV infected patients, including not only treatment-experienced individuals, but treatment of treatment-naive patients as well. Most people looking at this kind of a drug, with a profile that includes oral dosing and broad applicability, would expect the commercial potential to be in the range of $500 million to a $1 billion.

We initiated the clinical program for PA-457 just about a year ago, and thus far have completed 3 clinical studies: Two Phase I trials, and one Phase I/II study. The purpose of the Phase I studies was to determine the oral bio-availability of PA-457 after either single dosing, in the Phase Ia, or a multiple once-a-day dosing in the Ib studies. The purpose of the Phase I/II study was to determine whether we could detect an anti-viral effect, that is, a reduction in viral load following the administration of a single dose of PA-457. I’ll show you those results in a minute. Finally, we recently initiated a Phase IIa study involving dosing of HIV infected individuals over 10 days, multiple days, once per day. I’ll tell you a little bit about that in a moment.

Here’s some key data from the Phase I program. In the four sets of bars on the left side of the figure in this slide, the PA-457 bloodstream levels that result from administration of four different doses of the drug to normal, uninfected volunteers is shown. And, as you can see, the doses that were used were 25, 50, 100, and 250 milligrams. The drug was administered to volunteers on a single occasion, and blood levels were measured periodically thereafter. The results were compared to the target concentration of drug, which is a concentration that we estimate will be required in order to achieve a significant, therapeutic, antiviral effect. As you can see, we achieved the target concentration at all the levels of dosing that we utilized in this first Phase I study. The blue bars show the concentration immediately following dosing. The reddish bars show the concentration 24 hours after a single dose. I think you can appreciate here that even after 24 hours following an initial dose, a single dose, the concentration in the bloodstream remained at or above the target therapeutic levels in 3 out of the 4 dosage groups. This is extremely positive data. It means the drug is readily available following oral administration and that we can meet and in fact exceed our target concentrations after one dose.

If, as we show in the final set of bars here on the right, we dosed the drug once a day for a period of 10 days we get continued accumulation of the drug in the bloodstream because of its lengthy half-life, and we see concentrations yet several-fold higher than those we saw in the single dose group. These are important results because such high drug levels for a drug like PA-457 are commonly associated with significant effectiveness against the target virus. In these studies we achieved in the range of 15-to-20-fold above the level that we had targeted.

So in summary, the Phase I program confirmed once-a-day oral dosing, very high plasma levels. The safety profile was excellent. We saw no significant side effects or other evidence of toxicity.

Last week at the Conference on Retroviruses and Opportunistic Infections in Boston, we announced the detailed results of this study, a Phase I/II trial in which a single dose of PA-457 or placebo was administered to HIV infected patients with the objective of determining whether we could see an antiviral effect after a single dose. The viral load is the terminology given to the amount of HIV virus in the blood, and it is the key efficacy parameter that you look for both in early clinical trials of HIV drugs and also trials designed for product approval.

Clearly, a single dose is much less drug than what we would intend to give to actual individuals in a therapeutic setting, but our objective here was just to examine the possibility of seeing a reduction after only a single dose. If we saw it after a single dose, we’d be extremely confident of seeing a major reduction in viral load after multiple dosing.

We looked at the data in a number of different ways. This particular figure shows the results when we asked the question, “How many patients in each dose group showed a reduction in the amount of virus in their blood following the administration of one dose of PA457?” Viral load is traditionally measured in log units, and a 0.3 log reduction is approximately equivalent to a 50% decrease in viral load, a 0.5 log reduction approximately equivalent to a 70% reduction in the amount of circulating HIV virus.

As you can see in the top line, among the higher dose groups, 150 and 250 milligrams, the majority of patients, 8 out of 12, responded with a decrease in viral load after just a single dose of compound. In comparison, 2 patients out of 6 of the 75 milligram dose group responded, and 1 patient in the placebo group probably on the basis of spontaneous variation in viral load in this kind of study. So this tells you that in 8 out of 12 patients we are seeing a reduction in viral load in response to the treatment. If we increase the stringency of the requirements to a half a log or about 70% reduction, nearly half the patients, 5 of 12, in the top two dosage groups responded with a decrease in viral load compared to none in either the 75 mg dosing group or in the placebo group. Again, this clearly is indicating that this drug has an antiviral effect.

We also looked at the average viral load reduction across groups following the administration of a single dose of PA-457. In the top line in black is shown the placebo group and on average the viral load in the placebo group either did not change or went up slightly in the 20 days following administration of the drug. In contrast, in both higher dose groups, 150 and 250, we saw statistically significant reductions in viral load, at multiple time points following the single dose as shown by the blue asterisks, for both of those doses, and, that response was prolonged, as you can see.

It also happened that 2 patients in this study, one in each of the highest dose groups, entered the study with viral strains that were resistant to all three classes of approved oral drug. Patient 101 had a virus that was resistant to non-nucleoside RT inhibitors and protease inhibitors, and subject 103 had a viral strain that was resistant to RT inhibitors and non-nucleoside RT inhibitors. As you can see from the two curves at the bottom of this graph, both of those patients responded to a single dose of drug with a significant decrease in viral load. And these were actually among the higher reductions in viral load that we saw across the entire study, 0.5 logs and 0.7 logs. Again, this demonstrates that this drug has activity against virus that has become resistant to conventional therapy.

So in summary then, the Phase I/II data showed a dose-related reduction in viral load, up to 0.7 logs. These results for PA-457 are comparable or exceed those results seen with other effective anti-HIV drugs after single doses most notably, Viread.. We saw activity against HIV strains that was resistant to all three of the major classes of approved drugs. We saw again no evidence of toxicity attributable to the drug. These observations establish a proof of principle for activity of the drug in clinically infected individuals.

Ongoing currently is Phase IIa study, very similar in design to the Phase I/II study I just told you about, except here the drug is administered once a day for 10 days. The objective of this study is to measure the magnitude of the viral load reduction following repetitive dosing and in light of the results that we saw with the Phase I/II study, we’re optimistic of seeing a major reduction in this study. We anticipate the results of this study to be available sometime around the middle of this year, and we intend to present them with a major scientific meeting around that time.

Continuing with the development program this year, we intend to begin a Phase IIb or late Phase II study toward the end of this year. The design of the Phase IIb includes combination therapy of PA-457 together with existing antiretroviral drugs. The objective there is to pave the way for the Phase III program projected to start in 2006. If the clinical trial remains on track, we’ll be able to file an NDA in 2007. We were notified and announced earlier this year that we’ve been granted fast-track status for PA-457, since it is a drug with a novel mechanism offering benefit to a specific group of patients with unmet medical need, and that will help us in a variety of ways with the approval process.

So that’s a summary of PA-457. Now, as I mentioned, Panacos scientists actually were the ones that discovered the maturation inhibition target. So not only does the company have intellectual property, in fact issued patients for the drug, PA-457 and multiple analogues of the l drug, but we hope to establish a very solid intellectual property position on the target as well, the assays, etcetera, and to our knowledge, we are unique in this respect among any company developing HIV therapeutics. That is, to have IP, intellectual property and patent protection, on both the small molecule drugs themselves the assays used to screen candidates, and we have filed a patent on the target.

We believe that maturation inhibition is going to continue to be a very attractive target for drug development for HIV, and offers the potential for multiple products in the marketplace. In an attempt to maintain our scientific leadership here and to establish a franchise in this area, so that we could establish a dominant position in the field, we have established second and third generation research programs and are making excellent progress for generating additional product candidates.

That summarizes the drug maturation program. I’d now like to turn briefly to another platform that Panacos has concentrated on since the company’s inception, and that is the development of drugs that counteract or block viral fusion, which is the first step in HIV viral infection. This target has been validated by the drug Fuzeon, currently marketed, but a drug which use is somewhat limited by need for injection and high cost. We are looking for the oral equivalent of an active, small molecule oral fusion inhibitor. Our efforts in this area are led by Dr. Carl Wild, co-founder of Panacos, who also was a key discoverer of fusion while at Duke University. The market potential for an effective, orally available fusion inhibitor is widely regarded to be comparable to that of maturation inhibitors for all the same reasons.

We have, based on our patented approach, discovered a number of different chemical families of oral fusion inhibitors, and we are currently in the process of optimizing these candidates with the objective of filing an IND for our first fusion inhibitor in the early part of 2006. Now other viruses have a fusion mechanism aside from HIV, including agents such as RSV, respiratory syncytial virus, a very common respiratory virus. There are no therapeutic approaches for RSV today. Infection for this virus begins with fusion with a plasma membrane. This similar mechanism will allow us to leverage our expertise in HIV fusion and extend our discovery program to RSV, and those studies are underway now.

Commercially, we intend to retain control of our programs through Phase II and then begin partnering discussion, and hopefully structure a deal that will allow us to retain rights to North

American market, and at the same time to retain maximum value for Vitex. We are keeping potential partners fully informed on our progress, and later on this year we’ll be entering additional discussions.

Competitively, as far as we know, there is no other group involved in the development of maturation inhibitors, and indeed any such group would need to contend with our very substantial intellectual property portfolio to do so. In terms of small molecule fusion inhibitors, again, as far as we’re aware, nobody is ahead of us in developing candidates for entry into the clinic.

I mentioned the commercial potential of PA-457 and the fusion inhibitors is very large. The information in this slide is probably familiar to many of you. Drugs for HIV, even in known classes, can have exceptional market uptakes, and these are several examples of drugs that have reached the $500 million mark within 2 to 3 years of entering the marketplace. PA-457, we believe, based on its profile of oral availability, safety, and broad applicability has the right profile for comparable commercial potential.

So to summarize the antiviral pipeline, the Phase II program PA-457, moving very nicely and rapidly through the clinical development process. We anticipate an NDA in the 2007 timeframe. Our first oral fusion inhibitor candidate is projected for next year followed by a second generation HIV maturation inhibitor candidate. And finally, the RSV program in discovery research.

I’d like to turn briefly now to discuss the INACTINE program. This is a program that Vitex has been developing for a number of years. It’s a pathogen inactivation program designed to inactivate or kill undetected pathogens, including viruses, bacteria, and parasites in transfusion blood prior to transfusion. And it seeks to come up with an answer to the seemingly endless number of infectious agents that find their way into donated blood by being passed from the donor into the blood, and then infect transfusion recipients. There’s no good answer to that today, and Vitex has believed that the only way to address this concern is to develop a way to treat the blood to inactivate pathogens prior to transfusion.

The technology involves addition of a small, molecular-weight compound to blood prior to transfusion, and incubation. During the incubation step, the small molecule compound interacts with and inactivates the DNA and RNA of viruses and bacteria, etcetera. Following incubation the compound is removed from the blood, which is then ready for transfusion. The result is a pathogen inactivated unit of blood with a variety of attendant benefits.

Vitex successfully completed Phase I and Phase II clinical programs with the INACTINE system. We recently suspended the Phase III program, following the identification of an immune response, that is, antibodies to red blood cells, which developed in recipients of INACTINE treated red cells. We are currently back in the laboratory looking at ways to avoid that problem. Until and unless we come up with a way to do that, we will not be moving that program forward. We will continue to evaluate it. The research is in progress, and following our determination of the likelihood of success, we’ll make a determination about the direction in which to take this program.

The leadership of the new company is excellent indeed, and I would like to focus your attention specifically on the scientific expertise of our leadership. Dr. Allaway, here with me on the podium,

co-founder of Panacos, excellent HIV biologist prior to his pharmaceutical career. He has developed over a number of HIV therapeutic compounds, and is co-discoverer of the CCR5 co-receptor for HIV during his career. Dr. Wild, another co-founder of Panacos, the lead discoverer of Fuzeon and now heads up our discovery program on the oral fusion inhibitor program. David Martin is our VP of Drug Development and an exceptionally capable individual with a very strong, large pharma and contract research background, focusing on HIV with experience taking products from IND all the way through to commercial development.

This slide is a reiteration of our milestones through 2004 and 2005. We’ve completed three clinical trials with PA-457. We have entered a Phase IIa study and hope to report on the results of it in the middle part of this year, and we hope to initiate Phase IIb clinical studies by the end of this year.

In summary then, the merger with Vitex creates the opportunity for major growth in the area of anti-infective drug products for Panacos. Innovative therapeutics for HIV and other serious viral infections will continue to be the major focus of the company. PA-457, is an extremely promising drug, with a novel mechanism of action, doing very nicely through clinical trials, with excellent commercial prospects.

Thank you very much. I appreciate your attention. I would advise you that we have an active S-4 Joint Proxy Statement/Prospectus on file with the SEC and suggest that you access it for full description of our programs and the merger and associated risk factors. Thank you very much. We have time for questions that can be directed at any of us here on the podium? Questions?

Audience Member: Can you elaborate on what fast-track status means for your product and if you want to just comment about all the press that we’ve been reading up about this new virus that may be out there in the HIV community?

Sam Ackerman: Yes, I’ll comment on the fast-track. I’ll let Graham comment on the patient from New York City. Fast-track gives you the opportunity to interact with FDA and obtain specific advice on protocol development. Importantly it allows you to file for accelerated approval, in the case of HIV compounds on the basic of 6-month Phase III data, and a variety of other attendant benefits related to approval, including filing of a rolling NDA, allowing you to submit different pieces of the NDA in the sequence that you have them ready.

Graham Allaway: The virus that was discovered by David Ho’s group. Well, as Skip mentioned, it certainly received a lot of press, actually, it’s not that unusual. On many occasions in the past, viruses like that have been discovered that are multiple drug resistant. This one was particularly of interest because it combined multiple drug resistance with transmission to a new individual who then rapidly progressed to AIDS. Rapid progression to AIDS has also been seen in the past. The combination of drug resistance and rapid progression was slightly unusual in this situation, but clearly what it really demonstrates is the importance of resistance development in people on antiretroviral therapy that is now increased to the point that often 80% of patients exhibit resistance to multiple drugs, multiple currently approved drugs, and in many studies around 20% of people who first receive — are infected by HIV, are infected by strains that are already resistant to approved drugs. So, there’s a clear need for new drugs like PA-457 that are effective against all of the drug resistant strains that we’ve tested.

Samuel Ackerman: I would just add that it certainly is a wake-up call, and in spite of the fact that such strains have been out there and infecting individuals for some time it served to stimulate an enormous amount of interest in new approaches and new therapeutics. And, we receive a great deal of questions about it.

Audience Member: A quick question on share count guidance. Post-merger rights offering and what are you guiding people from a share count perspective?

Samuel Ackerman: The share count following the merger and the financings will be in the range of 380 million shares. As part of the — as part of the merger’s documentation we have filed for approval among the Vitex shareholders to do a reverse split following the merger with a target range between 1 to 5 and 1 to 20. So, we anticipate effecting that shortly after the merger.

John Barr: Skip, I would just add that, the 380 million shares do not include a planned rights offering. We have announced a plan to offer to existing Vitex shareholders of record as of March 9th rights to purchase shares at the same price as the PIPE. With that offering, we can sell a maximum of $5.5 million worth of shares. The price will be at 20 cents, and that means we can issue a maximum therefore of 27.5 million shares. So, it’s not clear how many shareholders would exercise those rights, so you have to factor the rights offering shares in a share calculation.

Samuel Ackerman: So it will get you in the range of, in the range of 400 million shares. Other questions?

Audience Member: Can I ask, just the target concentration that you guys — that you had listed on that graph, was that — what was — the target concentration being IC90, or IC50? What is the target concentration actually representing?

Graham Allaway: So, we took the typical approach, the standard approach in HIV drug development of picking as our target trough concentration the protein binding adjusted IC90 values.

Audience Member: That is protein binding.

Graham Allaway: Yes, exactly. It takes into account binding to plasma proteins and as other groups have shown, if we can exceed that target through concentration in vivo we would anticipate seeing a marked antiviral effect in HIV infected people, and as Skip just presented, we actually did see that following just a single dose of the drug.

Audience Member: Okay. And have you — what in the Phase IIa study, what doses are you guys actually testing in that study?

Samuel Ackerman: We said they’re in the same range of doses that you’ve seen in the repetitive dosing studies that we’ve done previously. So the same range of doses as in the Phase I study.

Audience Member: Okay. Which went up to?

Samuel Ackerman: 200 milligrams.

Audience Member: 200 milligrams daily. Okay. And the data that you put there on viral load reductions of 0.3 and 0.5, those were single point viral load reductions, or average over the first couple of days? Or what were those?

Graham Allaway: That in each case was the maximum viral load reduction in an individual patient following the single dose. As Skip mentioned, the results are very similar to the studies that have been reported with Viread, for example, following a single dose. So, we were very pleased to see that magnitude of viral load reduction similar to potent HIV drugs that are already approved. And again following a single dose, it’s important to remember that multiple dose studies obviously give a different effect, usually a greater effect, and we’re anticipating seeing that now in the IIa study.

Audience Member: And with those caveats, understanding it is a single dose and it may be tough to do the direct math given that, that was a maximum viral load reduction, but if you said, for example, at 150 milligrams you had 3 people with a greater than half-log reduction. Looking at the mean viral load reductions, it looks like you were sort of in the neighborhood of maybe 0.2 or 0.25 at the 150 dose. So does that — if you look at the individual patient data, I guess, do you see that everybody has sort of their viral load go down and sort of flop around at 0.5 and, you know, between 0.2 and 0.5? Or is it that half of the people get a response and the other half are basically flat? Or, what are you —?

Graham Allaway: Well, as indicated also on that slide, about 2/3 of the patients showed a viral load reduction of greater than 0.3 log. So, the majority of the people do show a viral load reduction, and the mean viral load reduction of the highest dose level was about, as you say, up to about 0.25 log below baseline, but about 0.4 log compared to the placebo group. And beyond that there is some variability between patients when you do a single dose study, and that’s been seen in as other studies with Viread and Reverset. So again, our results are very similar to two published studies, the only two published studies that we’re aware of on single doses of a potent HIV drug.

Samuel Ackerman: Other questions? Thank you very much for you attention.